Exhibit 99.1

Tuya Inc. Announces Results of Annual General Meeting

SANTA CLARA, Calif., June 18, 2026 -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced the results of its annual general meeting (the "Annual General Meeting") held at 2:00 p.m. Hong Kong time on June 18, 2026 in Hangzhou, China. The Company announced that each of the proposed resolutions submitted for shareholders' approval as set forth in the notice of Annual General Meeting dated May 13, 2026, Hong Kong time, has been adopted at the Annual General Meeting.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, AI application & others and Smart home & robot products for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications

China Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com